Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110

                                 (617) 951-7000
                              FAX: (617) 951-7050


                                 August 20, 1997




New England Tax Exempt Money Market Trust
399 Boylston Street
Boston, Massachusetts  02116

Ladies and Gentlemen:

         You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of 89,005,287 of your shares of beneficial interest, no par value (the "Shares"), sold in reliance upon the Rule during your fiscal year ended June 30, 1997.

         We have examined your Second Amended and Restated Agreement and Declaration of Trust and Amendment No. 2 thereto (together, the "Agreement and Declaration of Trust") on file in the office of the Secretary of State of The Commonwealth of Massachusetts and are familiar with the actions taken by your Trustees to authorize the issuance and sale from time to time of your authorized and unissued shares of beneficial interest at not less than net asset value. We have also examined a copy of your By-Laws and such other documents, receipts and records as we have deemed necessary for the purposes of this opinion.

         Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

         New England Tax Exempt Money Market Trust (the "Trust") is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, in certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder held personally liable solely by reason of his



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New England Tax Exempt
  Money Market Trust                -2-                          August 20, 1997

or her being or having been a shareholder. Thus, the risk of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

         We consent to this opinion accompanying the Notice when filed with the Commission.

                                                     Very truly yours,


                                                     /s/ Ropes & Gray
                                                     ------------------
                                                         Ropes & Gray